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                                                             FILE NO. 0-25322
                                                             ----------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                                For July 25, 2003


                        GENSCI REGENERATION SCIENCES INC.
         ----------------------------------------------------------------
               (Translation of the registrant's name into English)

                          Suite 1000 - 1235 Bay Street
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                    (Address of principal executive offices)

                         Toronto, Ontario M5R 3K4 CANADA
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         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                           Form 20-F        |X|        Form 40-F         |_|


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                           Yes              |X|        No                |_|

                           Rule 12g-3-2(b) #: 82-2803

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     GenSci Announces Accreditation By American Association of Tissue Banks


Irvine, California and Toronto, Ontario, July 23, 2003 - GenSci Regeneration Sciences Inc. (TSX: GNS), The Orthobiologics Technology Company(TM), today announced that its subsidiary, GenSci OrthoBiologics, Inc., has been inspected by and granted accreditation by the prestigious American Association of Tissue Banks (AATB).

"GenSci has always partnered exclusively with AATB accredited tissue banks while upholding the strict quality and safety standards of this highly respected organization. We are proud to be recognized as such. Our own accreditation by the AATB, in addition to last year's ISO certification, allows GenSci to continue to build important relationships within our industry and validates our Company's tissue handling systems and controls," Douglass Watson, President and CEO of GenSci said.

The AATB, headquartered in McLean, Virginia, is a scientific, not-for-profit, peer group organization founded in 1976 to facilitate the provision of transplantable cells and tissues of uniform high quality in quantities sufficient to meet national needs. The AATB is dedicated to establishing and promoting the highest standards of care for patients and donors in all aspects of tissue banking, including tissue transplantation, both in the U.S. and internationally. They have established and continue to promulgate standards that provide tissue banks with performance requirements intended to prevent disease transmission and assure optimum clinical performance of transplanted cells and tissue.

The AATB's standards reflect the collective expertise and conscientious efforts of tissue banking professionals to provide a comprehensive foundation for the guidance of tissue banking activities. These standards establish performance requirements for donor selection as well as for processing, storage, packaging, labeling, and distribution of transplantable human musculoskeletal, skin reproductive, and cardiovascular cells and/or tissue.

GenSci Regeneration Sciences Inc. has established itself as a leader in the rapidly growing orthobiologics market, providing surgeons with biologically based products for bone repair and regeneration. Its products can either replace or augment traditional autograft surgical procedures. This permits less invasive procedures, reduces hospital stays, and improves patient recovery. Through its subsidiaries, the Company designs, manufactures, and markets biotechnology-based surgical products for orthopedics, neurosurgery, and oral maxillofacial surgery.

On June 3, 2003, IsoTis SA (SWX and EURONEXT: ISON) and GenSci announced their intention to merge to create a leading orthobiologics player with a global presence. The merger will create a dedicated and global orthobiologics player with a broad presence in both "natural" demineralized bone matrix (DBM) products


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and  "synthetic"  bone  substitutes.  As DBM  products  are more common in North
America  and  synthetic  bone  substitutes  are  more  common  in  Europe,   the
IsoTis/GenSci product portfolio is well positioned to capitalize on significant commercial opportunities in both of these major markets. With product sales exceeding US $22 million and positive cash flow from operations in 2002, GenSci is recognized as a significant participant in the North American bone graft market. Its OrthoBlast(R) II, DynaGraft(R) II, and Accell(R) DBM100 product lines are well recognized and accepted in the orthopedic community. IsoTis has a solid cash position of (euro) 75 million (US$ 82 million) at March 31, 2003, a
recent  FDA  approval  for  its  synthetic  bone  substitute  OsSatura(TM),   an
innovative product pipeline, and proven ability to execute a complex cross border merger on a timely and efficient basis.

Certain statements contained herein are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include the Company's ability to emerge from Chapter 11 and successfully merge with IsoTis. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied. Forward-looking statements involve risks and uncertainties, including, but not limited to, such risks as are described in the Company's annual report.

                                      # # #

For additional information please visit: www.gensciinc.com or www.isotis.com
                                         ------------------   --------------

Peter Ludlum                             Louis G. Plourde
Chief Financial Officer                  Investor Relations
GenSci Regeneration Sciences Inc.        GenSci Regeneration Sciences Inc.
(949) 855-7154                           (800) 561-2955
E-mail:  peterl@gensciinc.com            E-mail:  lplourde@gensci-regen.com
         --------------------                     --------------------------

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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                   GENSCI REGENERATION SCIENCES INC.
                                      (REGISTRANT)


Date: 07-25-03                       /s/ Peter B. Ludlum
                                     --------------------------
                                      Peter B. Ludlum
                                      Chief Financial Officer




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